MEMBERS LIFE INSURANCE COMPANY

SUPPLEMENT DATED FEBRUARY 9, 2021 TO

CUNA MUTUAL GROUP ZONE INCOME™ ANNUITY

PROSPECTUS DATED MAY 1, 2020

This prospectus supplement updates the prospectus for the single premium modified guaranteed index annuity contract listed above and contains information that you should read and maintain for future reference. Please keep this supplement with your records.

➢	On Page 3 of the Prospectus Summary, under the “The Risks Associated with this Contract,” midway through the paragraph starting at “For Example”, the rest of the lines in the paragraph are deleted and replaced with the following:

For example, if you invested $10,000 with a 0.75% Contract Fee and a 1.00% GLWB Rider Fee and allocated your investment to the Growth Account and the Index then declined by 10% or more in each of three consecutive years, your investment in the Contract at the end of the third year would be equal to $6,840. If you surrendered the Contract at the end of that third year, you would pay a Surrender Charge equal to 7% of the Contract Value less your Annual Free Withdrawal Amount or $431 which would leave you with $6,409. That amount would be reduced further if a negative Market Value Adjustment applied. In addition, if you were age 59½ or younger at the time of the surrender, a 10% tax penalty of $684 would apply and would reduce the amount you would receive from the Contract to $5,725. This example, however, does not take into account your ability to allocate some or all of your Purchase Payment to the Secure Account which has a floor that protects amounts allocated to that account from declines in the Index or the Declared Rate Account which has a guaranteed Interest Rate. Additional information on risks associated with the Contract appears in the “Risk Factors” section of this Prospectus.

➢	On Page 15 of the prospectus, “FEES AND EXPENSES,” under the subsection titled Contract Annual Expenses, the line items for the following benefit is deleted and replaced with the following:

Contract Annual Expenses

GLWB Rider Fee (assessed as a percentage of the GLWB Benefit Base)(3)	1.00%

➢	Starting on Page 25 of the prospectus, under the subsection Example 1:

o	The third bullet point under As of the Allocation Start Date should be deleted and replaced with the following

GLWB Rider Fee: 1.00%

o	The last sentence in Step 5 should be deleted and replaced with the following:

After the $1,000 GLWB Rider Fee is deducted Pro Rata from each account, the Secure Account increased $3,203.20 and the Growth Account increased $3,296.80

➢	Starting on Page 27 of the prospectus, under the subsection Example 2:

o	The third bullet point under As of the Allocation Start Date should be deleted and replaced with the following

GLWB Rider Fee: 1.00%

o	The last sentence in Step 5 should be deleted and replaced with the following:

After the $1,000 GLWB Rider Fee is deducted Pro Rata from each account, the Secure Account increased $937.50 and the Growth Account increased $312.50.

➢	Starting on Page 28 of the prospectus, under the subsection Example 3:

o	The third bullet point under As of the Allocation Start Date should be deleted and replaced with the following

GLWB Rider Fee: 1.00%

o	The last sentence in Step 5 should be deleted and replaced with the following:

After the $1,000 GLWB Rider Fee is deducted Pro Rata from each account, the Secure Account decreased $1,331.88 and the Growth Account decreased $2,918.12.

➢	On Page 31 of the prospectus, under the Market Value Adjustment Formula, the following sentences are added after the first sentence in the first paragraph:

The Market Value Adjustment applies during every Allocation Option Period, even after the Surrender Charge Period. This means it applies for the initial 6-year Allocation Option Period, is zero on the Allocation Option Maturity Date, and restarts for any subsequent 6-Year Allocation Option Period.

➢	In Appendix A to the prospectus on Page A-1, the following sentences are added before Example 1:

The examples below illustrate partial withdrawals and a full surrender during the Surrender Charge Period. Partial withdrawals and full surrenders after the Surrender Charge Period will not have a Surrender Charge but will have a Market Value Adjustment.

➢	In Appendix A to the prospectus on Page A-11, “Example 3”, the third bullet point is deleted and replaced with the following:

The GLWB Rider Fee is 1.00% applied to GLWB Benefit Base,

➢	In Appendix A to the prospectus starting on Page A-13, steps (5) through (9) are deleted and replaced with the following:

	(5)	(6)	(7)	(8)	(9)
Account	GLWB Rider Fee	Withdrawal Subject to Surrender Charge and MVA	MVA	Surrender Charge	Net Withdrawal
Declared Rate Account	$52.55	$9,437.77	($202.53)	$849.40	$9,349.30
S&P 500 Secure Risk Control Account	$318.60	$57,214.90	($1,227.82)	$5,149.34	$56,678.58
S&P 500 Growth Risk Control Account	$230.49	$41,393.42	($888.29)	$3,725.41	$41,005.41
Total	$601.64	$108,046.09	($2,318.64)	$9,724.15	$107,033.29

(5)

The GLWB Rider Fee is calculated as 1.00% divided by the number of days in the Contract Year multiplied by the number of days elapsed since the start of the Contract Year multiplied by the average daily GLWB Benefit Base in the current Contract Year. The total GLWB Rider Fee equals (1.00%/365) * 183 * $120,000 = $601.64. This total GLWB Rider Fee is taken Pro Rata at the time of the Surrender from each allocation option. For the Declared Rate Account, it is calculated as $10,453.76 / $119,677.72 x $601.64 which equals $52.55. For the S&P 500 Secure Risk Control Account is calculated the same way to be $63,374.34 / $119,677.72 x $601.64 which equals $318.60. For the S&P 500 Growth Risk Control Account is calculated the same way to be $45,849.60 / $119,677.72 x $601.64 which equals $230.49.

(6)

The Annual Free Withdrawal Amount based on beginning of Contract Year Contract Value is first calculated to determine the withdrawal subject to a Surrender Charge and Market Value Adjustment (MVA). The beginning of Contract Year Contract Value equals $59,999.96 + $40,000.01 + $10,300.00 = $110,299.97. The total Annual Free Withdrawal Amount is calculated 0.1 * $110,299.97 = $11,030.00. This Annual Free Withdrawal Amount is applied Pro Rata at the time of the withdrawal then subtracted from the Gross Withdrawal Amount (4) less GLWB Rider Fee (5) to determine the Withdrawal Subject to MVA (6). For the Declared Rate Account, it is calculated as $10,453.78 - $52.55 – ($10,453.78/ $119,677.72 x $11,030) which equals $9,437.77. For the S&P 500 Secure Risk Control Account is calculated the same way to be $63,374.34 – $318.60 - ($63,374.34 / $119,677.72 x $11,030) which equals $57,214.90. For the S&P 500 Growth Risk Control Account is calculated the same way to be $45,849.60 - $230.49 – ($45,849.60 / $119,677.72 x $11,030) which equals $41,393.42.

(7)

The MVA equals W x (MVAF - 1) and is calculated separately for each Allocation Option, where W is the amount of withdrawal that is in excess of the Annual Free Withdrawal Amount for that Contract Year. At the time of the withdrawal there are 4.50137 years remaining in the Risk Control Account Period (N). Therefore, MVAF = ((1 + I + K)/(1 + J + L))^N = ((1 + 2.50% + 1.00%)/(1 + 2.90% + 1.10%))^4.50137 = 0.9785402.

For the Declared Rate Account, the MVA is $9,437.77 x (0.9785402 - 1) which equals -$202.53. For the S&P 500 Secure Risk Control Account, the MVA is $57,214.90 x (0.9785402 - 1) which equals -$1,227.82. For the S&P 500 Growth Risk Control Account, the MVA is $41,393.42 x (0.9785402 - 1) which equals -$888.29.

(8)

It has been more than one year but less than two years since the Contract Issue Date, so the applicable Surrender Charge percentage is 9.00%. This is multiplied by the amount of the withdrawal subject to a Surrender Charge to determine the Surrender Charge. For the Declared Rate Account, the Surrender Charge is calculated as $9,437.77 x 9.00% which equals $849.40. For the S&P 500 Secure Risk Control Account, the Surrender Charge is calculated as $57,214.90 x 9.00% which equals $5,149.34. For the S&P 500 Growth Risk Control Account, the Surrender Charge is calculated as $41,393.42 x 9.00% which equals $3,725.41.

(9)

The net withdrawal is equal to the gross withdrawal less GLWB Rider Fee plus the Market Value Adjustment less the Surrender Charge. For the Declared Rate Account, the net withdrawal is calculated as $10,457.26 - $52.55 + -$202.53 - $849.40 which equals $9,349.30. For the S&P 500 Secure Risk Control Account, the net withdrawal is calculated as $63,374.34 - $318.60 + -$1,227.82 - $5,149.34 which equals $56,678.58. For the S&P 500 Growth Risk Control Account, the net withdrawal is calculated as $45,849.60 - $230.49 + -$888.29 - $3,725.41 which equals $41,005.41. The total net withdrawal is the sum of the three accounts, $107,033.29.

➢	In Appendix C to the prospectus, starting on Page C-1, the following is added after the current table:

The following GLWB Rider Fee was available for contracts issued from May 1, 2020 to February 8, 2021.

GLWB Rider Fee (assessed as a percentage of the GLWB Benefit Base)	0.75%

The following Base Withdrawal Percentages and Annual Increase Percentages were available for contracts issued from May 1, 2020 to February 8, 2021.

Age of Younger Covered Person as of the Contract Issue Date	Base Withdrawal Percentage		Annual Increase Percentage
	Single Life	Joint Life	Single Life	Joint Life
21 - 44	2.00%	1.50%	0.30%	0.30%
45	2.50%	2.00%	0.30%	0.30%
46	2.70%	2.20%	0.30%	0.30%
47	2.90%	2.40%	0.30%	0.30%
48	3.10%	2.60%	0.30%	0.30%
49	3.30%	2.80%	0.30%	0.30%
50	3.50%	3.00%	0.30%	0.30%
51	3.60%	3.10%	0.30%	0.30%
52	3.70%	3.20%	0.30%	0.30%
53	3.80%	3.30%	0.30%	0.30%
54	3.90%	3.40%	0.30%	0.30%
55	4.00%	3.50%	0.30%	0.30%
56	4.10%	3.60%	0.30%	0.30%
57	4.20%	3.70%	0.30%	0.30%
58	4.30%	3.80%	0.30%	0.30%
59	4.40%	3.90%	0.30%	0.30%
60	4.50%	4.00%	0.30%	0.30%
61	4.70%	4.20%	0.30%	0.30%
62	4.90%	4.40%	0.30%	0.30%
63	5.10%	4.60%	0.30%	0.30%
64	5.30%	4.80%	0.30%	0.30%
65	5.50%	5.00%	0.30%	0.30%
66	5.60%	5.10%	0.30%	0.30%
67	5.70%	5.20%	0.30%	0.30%
68	5.80%	5.30%	0.30%	0.30%
69	5.90%	5.40%	0.30%	0.30%
70	6.00%	5.50%	0.30%	0.30%
71	6.10%	5.60%	0.30%	0.30%
72	6.20%	5.70%	0.30%	0.30%
73	6.30%	5.80%	0.30%	0.30%

Age of Younger Covered Person as of the Contract Issue Date	Base Withdrawal Percentage		Annual Increase Percentage
	Single Life	Joint Life	Single Life	Joint Life
74	6.40%	5.90%	0.30%	0.30%
75	6.50%	6.00%	0.30%	0.30%
76	6.60%	6.10%	0.30%	0.30%
77	6.70%	6.20%	0.30%	0.30%
78	6.80%	6.30%	0.30%	0.30%
79	6.90%	6.40%	0.30%	0.30%
80+	7.00%	6.50%	0.30%	0.30%

10009511-1220